Filed Pursuant to Rule 424(b)(2)
Registration No. 333-121562

Prospectus Supplement
(To Prospectus Supplement dated September 30, 2005
and Prospectus dated September 7, 2005)

24,700 Shares

IMPAC MORTGAGE HOLDINGS, INC.

9.125% Series C Cumulative Redeemable Preferred Stock

Pursuant to a Preferred Stock Sales Agreement dated September 30, 2005 between Impac Mortgage Holdings, Inc. (the “Company”) and Brinson Patrick Securities Corporation (“Brinson Patrick”), which has been filed as an exhibit to a report on Form 8-K with the Securities and Exchange Commission (“SEC”) on October 3, 2005, and which is incorporated by reference herein, during the three months ended March 31, 2007 the Company sold, through Brinson Patrick, as agent of the Company, an aggregate of 24,700 shares of the Company’s 9.125% Series C Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the “Series C Preferred Stock”), pursuant to ordinary brokers’ transactions on the New York Stock Exchange.

Gross Proceeds to Company (1)	$582,782

Commission to Agent	$17,501

Net Proceeds to Company	$565,281

(1)  Fees paid to the SEC were not used in the calculation.

On May 1, 2007, the closing price of the Company’s Series C Preferred Stock on the New York Stock Exchange was $21.65.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, dated September 7, 2005 and the prospectus supplement, dated September, 30 2005.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

THIS PROSPECTUS SUPPLEMENT IS DATED MAY 2, 2007.